UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: KAYNE ANDERSON CANADIAN ENERGY INCOME FUND, INC.
Address of Principal Business Office:
     1100 Louisiana Street, Suite 4550
     Houston, Texas 77002
Telephone Number: (713) 493-2000
Name and address of agent for service of process:
     The Corporation Trust Incorporated
     300 East Lombard Street
     Baltimore, MD 21202
Check Appropriate Box:
          Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
   Yes ☑  No ☐

SIGNATURES
     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles and the State of California on the 1st day of September, 2006.

KAYNE ANDERSON CANADIAN ENERGY INCOME FUND, INC.

Attest:	/s/ TERRY A. HART	By: /s/ DAVID J. SHLADOVSKY

	Name: Terry A. Hart	Name: David J. Shladovsky
	Title: Treasurer	Title: Director